RECEIVED

umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

2004 NOV 29 P 12:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Washington, DC 20549-0302
USA

04046436

For the attention of Mr Paul M. Dudek

Brussels, November 16, 2004
LegalCorp 60/2004

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following document :

- the press release issued on November 15, 2004 entitled: "Quarterly Update".

Yours sincerely,

Umicore

Guy Verhaegen
Senior Legal Counsel

P. Gothier
Deputy General Counsel

Encl.

PROCESSED
DEC 08 2004

n.v. Umicore s.a.
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Tél +32 2 227 71 11
Fax +32 2 227 79 00

VAT BE 401 574 852
Bank 210-0052900-87
TRB 85382

umicore

Press release

15 November 2004

Quarterly Update

Overview

The third quarter was characterized by continued strength in revenue and earnings generation.

The positive turnaround in the copper market continued during the quarter. The short and medium-term prospects for the copper business have been significantly improved as a result of the upturn in treatment and refining charges. In addition, sales of copper products continued to grow at a healthy pace.

As expected, in Advanced Materials the exceptional levels of performance and the pace of growth seen in the first half were not repeated but volumes continued to grow year-on-year. Umicore's Fuel Cell venture also reported higher sales and increased levels of recognition for its products within the industry.

In Precious Metals Products and Catalysts, sales levels during the summer months were more than satisfactory in most businesses. The Precious Metals Services business began to feel the benefits of the restructuring of the refining operations subsequent to the PMG acquisition.

The zinc market was notable for price volatility but Umicore took advantage of the market peaks to extend its strategic hedging programme for 2005. The downstream zinc businesses continued to grow.

During the quarter under review, the US dollar hedging for 2005 was also extended and now covers approximately two thirds of the Group's exposure at an average rate of 1.13 USD / EUR.

Outlook

In the absence of any major short-term changes in market conditions, Umicore now expects full year recurring EBIT before goodwill amortization to be in the order of €300 million.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

ADVANCED MATERIALS

Specialty Oxides and Chemicals

The market for portable applications using lithium ion batteries remained very healthy. However, a normalization of the material flow in the pipeline was noticeable in the third quarter leading to a slowing in the growth of sales volumes, primarily in cobalt oxide precursor materials. The plant expansion continued in South Korea for the production of Umicore's new low-cobalt Cellcore MX®. Sales volumes of nickel hydroxide from Umicore's joint venture in China increased during the period.

Sales of cobalt oxide for pigment applications in Europe suffered as a result of direct competition from Chinese imports. The chemicals-related business performed well and demand for Umicore's catalyst precursors was strong.

Engineered Metal Powders

In Tool Materials demand from all end user sectors and in most of the geographically important markets continued to grow. In the hard metals sector an increase in competition was evident in lower-value products. In diamond tools the higher cobalt price meant that Umicore was able to benefit from improved sales of its low-cobalt Cobalite® range of alloyed powders.

In primary batteries Umicore's position was strengthened as contracts with customers were extended at improved terms.

Sales in the new Electronic Powders business continued to grow. There has been significant interest in Umicore's nickel powders for multi-layer ceramic capacitors and the qualification process is at an advanced stage with a number of Asian customers.

Electro-Optic Materials

The fibre optic market weakened in the third quarter with sales of germanium tetrachloride dependent on individual project-related demand. The short-term outlook for the market remains subdued. Overall the Optics business remained stable. The construction of the facility at Quapaw for the production of GASIR® lenses for night vision applications in cars continued to make progress towards a June 2005 production start-up.

The sustained recovery in the satellite sector meant that sales volumes of solar cell substrates were above the same period in 2003.

Synthetic Diamonds

The third quarter saw a confirmation of the trend of the first half with quarterly and year-to-date revenues up compared with 2003.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PRECIOUS METALS PRODUCTS AND CATALYSTS

Automotive Catalysts

Automobile registrations showed slight growth in the third quarter off a high base level in Europe and the US, with September being a particularly strong month. This was achieved by auto manufacturers continuing their aggressive rebate and incentive practices. In both regions market registrations in the fourth quarter are likely to be affected by increased fuel prices while auto production levels are set to fall back. The growth in auto registrations in China slowed in the third quarter.

Umicore proceeded as planned on its growth path in the light duty market with the North American activities completing the ramp up to full production. In the light duty diesel segment the diesel particulate filter market expanded mainly in Germany. The factors limiting further growth in the short and medium term respectively are availability of supplied components and the geographic spread of lower sulphur diesel. Umicore also made inroads to further establish itself in the fledgling heavy duty diesel (HDD) market.

The construction of the new production facility in China and the development of the test centre in Germany are well on track.

Technical Materials

Overall sales remained ahead of previous year and the seasonal slowdown was limited.

Electronic Packaging Materials continued to be the main driver for the sound performance, with year-to-date sales more than 30% ahead of last year. In Platinum Engineered Materials the pattern of the two prior quarters was unbroken with strong sales to the LCD glass sector and weaker sales of catalyst gauzes.

BrazeTec experienced high levels of demand for traditional metallurgical alloys while Contact Materials expanded its business through what is traditionally the weakest quarter.

Jewellery and Electroplating

The seasonal downturn in southern Europe and Germany did not greatly influence the overall performance. In the Jewellery and Industrial Metals segments significantly higher sales volumes of both silver and gold-based materials were reported.

The Electroplating segment continued to perform well, especially its Asian business and in the electronics sector specifically.

Precious Metals Chemistry

Year-to-date revenue levels remained up on previous year for both inorganic compounds and organometallic chemicals and catalysts.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Thin Film Products

Sales continued to be driven by sales for electronics and display applications. Sales for wear protection remained at high levels while optics sales dropped off slightly. The slow-down in DVD-RW applications in Asia affected the optical data storage segment although improvements were noted in Europe and the US. New products were added to the product portfolio for electronics and introduced to the market for qualification.

PRECIOUS METALS SERVICES

The performance of the business showed an improvement in the third quarter as the positive impact of the finalization of the restructuring effort in Hanau was felt.

The increase in the prices of lead and copper during the period led to a slight easing of the tightness in supply availability for industrial by-products. Increased volumes for these products were processed at the Hoboken facility. The supplies of spent automotive catalysts continued to increase largely as a result of the increased geographical spread of the unit's collection network. The supplies of electronic scrap remained stable through the quarter.

In October Umicore co-hosted a major international congress on the impact of the EU's Waste Electronic and Electrical Equipment directive.

In Metals Management the activity levels increased for both internal and external customers.

ZINC

Zinc Smelting

Umicore's zinc operations felt some benefit from the improved level of the zinc price in US dollar terms, which for the third quarter averaged USD 979 per tonne – 19% above the levels for the same period in 2003.

Production so far for the year at the Auby and Balen plants has been at maximum capacity and was 5% above previous year. Lower overall TC levels were compensated by the price for sulphuric acid – a significant by-product of the smelting operations – which increased further in the third quarter and which on average for the year is well above the levels of 2003.

The restructuring measures being implemented in the Zinc Smelting operations have begun to yield benefits in terms of cost savings. A social agreement was also finalized with the unions and the affected personnel during the quarter.

Zinc Alloys and Chemicals

Umicore's deliveries of specialty alloys increased for all applications, while the deliveries of base zinc decreased correspondingly. The high level of demand for specialties also enabled premiums to remain stable.

Sales volumes were on average 8% higher than the same quarter in 2003, with Eastern Europe and Asia exhibiting the most strength. Premiums in general remained steady, although slight downward pressure was noted in Asia.

In fine zinc powders, sales volumes for the quarter were level with the same period in 2003 while the recycling activities were boosted by the level of the zinc price. The high level of sustained market demand, especially in Asia, enabled premiums to improve year-on-year.

Sales volumes of zinc oxide remained at slightly higher levels than the previous year thanks to increased market demand. The paint market in the US and the ceramics market in Spain (which saw significantly reduced levels of Chinese oxide imports) were notable for their increased consumption of Umicore's products.

Building Products

The period saw improved sales volumes and product mix in most markets compared with the same period in 2003. The proportion of sales of added value products continued to increase, notably in finished rainwater goods and pre-weathered products. In this context, the newly developed or acquired transformation businesses have played a key role. Activities in North America and Asia continued to show the results of several years' work towards meaningful market penetration.

COPPER

The overall performance of Umicore Copper's operations continued to be markedly better than the corresponding period in 2003. The average copper price during the quarter increased to USD 2,850 per tonne. This reflects a clear deficit between copper demand and production.

As most treatment and refining charges are negotiated and fixed on an annual basis, Umicore was not yet able to benefit from the improved market conditions. However, the evolution of spot treatment and refining charges for copper concentrates during the quarter is a signal of markedly better conditions for the 2005 long-term contracts. For the current year, Umicore Copper has already been able to benefit from higher treatment charges on recycled materials.

The Pirdop smelter is on track to produce a record-breaking 225,000 tonnes of anodes in 2004. It is expected that the output can be further increased to 255,000 tonnes by 2007 with only nominal investments. Year-to-date production of cathodes was 9.1% ahead of the corresponding 2003 level.

Overall sales of wire rod, both from Belgium and Italy, were 9% higher than in the first nine months of 2003.

Over the first nine months of 2004, sales of oxygen-free and specialty rod were 78% higher than in the same period of 2003, while the sales of cast products were 16.5% higher.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 64 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

In October, Umicore approved the doubling of the specialty rod production capacity in Olen to 30,000 tonnes per year. Sales of specialty rod have been growing fast and demand is outstripping current supply capabilities. Umicore is the world's leading non-integrated supplier of specialty rod, which is used in robotic, automotive and fire-resistant cabling applications. The expansion will entail an investment of some €4 million with production scheduled to commence on the new line by the end of 2005.

CORPORATE AND INVESTMENTS

Research, Development and Innovation

In Fuel Cells deliveries of membrane electrode assemblies (MEAs) continued to grow. In September Umicore received the 2004 "f-cell Special Award" from the Stuttgart Regional Economic Development Corporation in Germany. The prize is awarded for innovative technology concepts that help bring fuel cell technology to market. Umicore's Fuel Cell division, in collaboration with Umicore Precious Metals Services, developed an innovative recycling process to tackle the issue of gas emission during the recycling of membranes, thereby making the recycling of MEAs safer and more cost efficient.

Umicore signed an agreement with UK-based Oxonica for the production of a new nanopowder based ingredient for skincare applications. The project is currently part of Umicore's Venture Unit. A number of other functional nano-compounds are currently under development.

OTHER

Hedging

During the third quarter Umicore took advantage of a rally in zinc prices to extend its coverage of its zinc price exposure for 2005. This was supplementary to operations announced earlier in 2004.

In total, Umicore has now fixed about three-quarters of its zinc price exposure for 2005 at an average forward price of $ 1,156 per tonne.

The projected US dollar earnings resulting from the zinc price coverage operations for 2005 have also been hedged, thereby covering a part of the Umicore Group's US dollar exposure. Consequently about two thirds of Umicore's US dollar exposure for 2005 is now covered at an average USD / EUR exchange rate of 1.13.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais | Phone +32 2 227 70 64 | BTW BE401 574 852
B-1000 Brussels, Belgium | Fax +32 2 227 79 03 | Bank 210-0053806-23 - TRB 85382
www.umicore.com | e-mail info@umicore.com | Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Index Classification

Umicore has been notified that FTSE has reclassified Umicore in its industry classification system. From Monday November 22 Umicore will move from the sector "Non-ferrous Metals" to the sector "Chemicals - Specialty". The move is a result of the growing importance of technology-intensive advanced materials and precious metals products and catalysts businesses in Umicore's portfolio.

Working Capital

As expected, working capital requirements decreased during the third quarter mainly as a result of seasonal factors.

New shares

Umicore has created 17,125 new shares effective from 5 November. These shares have been created as a result of the exercise of stock options with share subscription rights.

For more information:
n.v. Umicore s.a.:
Investor Relations: *Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels